Exhibit 99.1

LEGION PARTNERS, CALSTRS WITHDRAW NOMINATION OF DIRECTORS IN LIGHT OF
RECENT BOARD ACTIONS AT PERRY ELLIS INTERNATIONAL

Will Continue to Monitor Progress and Hold the Board Accountable to Shareholders

CalSTRS’ 14a-8 Proposal to Declassify Board Will be Presented for a Vote at the 2015 Annual Meeting

Beverly Hills, CA – May 26, 2015 – In response to recent positive steps the Board of Directors (the “Board”) of Perry Ellis International, Inc.  (NASDAQ: PERY) (“Perry Ellis” or the “Company”) has taken to address shareholder concerns, Legion Partners Holdings, LLC (together with its affiliates, “Legion Partners”) and the California State Teachers’ Retirement System (“CalSTRS”) today announced the withdrawal of their slate of director nominees for election to the Board and their proposal to appoint an independent chairman at the Company’s upcoming 2015 annual meeting of shareholders (“Annual Meeting”).  CalSTRS’ 14a-8 proposal to declassify the Board will continue to be presented for a vote at the Annual Meeting.  Legion Partners and CalSTRS beneficially own, in the aggregate, approximately 6.3% of Perry Ellis’ outstanding common stock.

“We are pleased with Perry Ellis’ decision to nominate Bruce J. Klatsky and Michael W. Rayden to the Board to replace two long-serving incumbent directors,” said Chris Kiper of Legion Partners. “We believe their relevant experience and record of building value at other companies will bring positive change to the boardroom. In recognition of the Company moving in the overall direction of our recommendations, we are withdrawing our slate of director nominees for election to the Board at the Annual Meeting. With the election of Messrs. Klatsky and Rayden at the Annual Meeting, the Board will have replaced five long-tenured directors with five new independent directors in the past 18 months – an outcome we do not believe would have resulted without our active and ongoing involvement on behalf of all shareholders.”

“While we believe more must be done to build value for shareholders, we are encouraged by the steps taken to date and stand ready to help this reconstituted Board move the Company in the right direction,” said Anne Sheehan, CalSTRS Director of Corporate Governance.

Legion Partners and CalSTRS last year filed a Schedule 13D and commenced a number of private and public communications in which Legion Partners and CalSTRS expressed significant concerns regarding the Company’s historical underperformance, poor corporate governance practices, high level of related-party transactions, and need for the addition of truly independent directors to the Board. Since that process began, the Board announced, among other things:

•	a substantially reconstituted Board comprising five new independent directors on a Board of seven;

•	the resignation of George Feldenkreis as CEO;

•	the appointment of a new lead independent director with less than one year of tenure on the Board;

•	the reassessment of all related-party transactions and termination of certain related-party transactions;

•	the adoption of a majority voting requirement for the election of directors in uncontested elections;

•	the implementation of restrictions on pledging and hedging of the Company’s common stock for executives and employees; and,

•	the adoption of a stock ownership policy for directors.

As the changes recommended by Legion Partners and CalSTRS have been implemented, the Company’ stock price has increased 52%, since the date of Legion Partners’ and CalSTRS’ original Schedule 13D filing.  As significant holders of Perry Ellis, Legion Partners and CalSTRS are hopeful the reconstituted Board will continue to make changes that benefit all shareholders.  Specifically, Legion Partners and CalSTRS hope that the Company will move to, among other things, (1) undertake a robust search process to find the right CEO for the Company, rather than continue the Feldenkreis family domination; (2) agree to de-stagger the Board such that directors will be elected annually; (3) appoint a truly independent Chairman; (4) terminate all related party transactions; and (5) undertake a strategic review process.

Said Mr. Kiper: “We remain excited about the opportunity ahead for the Company and will continue to encourage the reconstituted Board and management to embrace the strategic initiatives that we have advanced, but that have not yet been adopted.  We sincerely hope that the reconstituted Board and management will be amenable to considering alternative views expressed by shareholders to maximize value for all shareholders.  Going forward, we will continue to hold the Board and management accountable for achieving the Company’s current-year EBITDA margin target of 6% and the 2019 EBITDA margin target of 10%.  We believe the Company needs to implement a plan to achieve EBITDA margins well above the 2019 target of 10% and that a new CEO will likely be required to make this a reality.”

About Legion Partners

Legion Partners is a long-term-oriented activist fund focused on producing superior risk-adjusted returns for clients.  Legion Partners investment strategy is concentrated on North American small cap equities, utilizing deep fundamental research and long-term shareholder engagement to drive superior performance over time.

About CalSTRS

The California State Teachers’ Retirement System, with a portfolio valued at $193.1 billion as of April 30, 2015, is the largest educator-only pension fund in the world. CalSTRS administers a hybrid retirement system, consisting of traditional defined benefit, cash balance and voluntary defined contribution plans. CalSTRS also provides disability and survivor benefits. CalSTRS serves California’s 879,000 public school educators and their families from the state’s 1,700 school districts, county offices of education and community college districts. As long-term investors, CalSTRS believes it is a fiduciary duty to be active owners and to work to add value and reduce portfolio risk in investments where possible.

Media contact:

Chris Kiper
(310) 729-8588

Investor contact:

Okapi Partners LLC
Bruce H. Goldfarb/ Charles Garske / Lydia Mulyk
(212) 297-0720
info@okapipartners.com

Source:

Legion Partners Holdings, LLC